UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Ha'amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____   No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD

By: ______________________

Iris Penso, Adv.
Corporate Legal Counsel
And Corporate Secretary

Date: March 18, 2002

Contact:
Blue Square-Israel Ltd.
Zvi Bochman
Vice President & CFO
Telephone: 972-3-9282220
Fax: : 972-3-9282299
Email: **finance@coop.co.il**

Blue Square-Israel Ltd – declares a New day for Payment of Dividend

Rosh Haayin, Israel – March 18, 2002 – Blue Square-Israel Ltd. (NYSE: BSI), announces today, that following the announcement made on March 12, 2002 regarding the declaration of dividends, the cash dividend of $0.33 per share will be paid on or about April 15 2002 instead of on April 8 2002.

The dividend, net of taxes to be withheld at source, will be paid to shareholders of record as of the close of business on April 1, 2002.

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Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.